Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE SUPERVISORY COUNCIL OF AUGUST 8, 2022
DATE AND TIME: On August 8, 2022, at 3:00 p.m.
CHAIRMAN: Gilberto Frussa.
QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Supervisory Council.
RESOLUTION UNANIMOUSLY ADOPTED:
1. Mr. Gilberto Frussa was nominated as Chairman of the Company’s Fiscal Council and the Councilor Eduardo Hiroyuki Miyaki shall substitute him in absences or incapacities, for the current term of office.
2. Following the examination of the Company’s financial statements for the period from January to June 2022, the Councilors resolved to draw up the following opinion:
“After examining the Company’s financial statements for the period from January to June 2022 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.”
CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 8, 2022. (undersigned) Gilberto Frussa – Chairman; Artemio Bertholini and Eduardo Hiroyuki Miyaki – Councilors
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence